DECISIONS OF ECOPETROL'S BOARD OF DIRECTORS

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that the Board of Directors held its first session on January 24th with the new members elected at the extraordinary Shareholder General Assembly meeting.

The Board elected Gonzalo Restrepo Lopez, an independent member, as the new president of the Board, and Roberto Steiner Sampedro, minority shareholder representative, as its vice president.

During the session, members were unanimous in their appreciation of the efforts of Fabio Echeverri Correa, who served on the board for 12 years, the majority of the time as president.

The Board highlighted the transformation experienced by Ecopetrol in the last decade, during which, under Echeverri Correa's leadership, the company saw significant growth in its main operating and financial indicators.

Among the principle milestones that determined the course of Ecopetrol in this period were the incorporation of corporate governance practices, internal changes aimed at attaining more effective and sustainable management, the capitalization undertaken in 2007 by means of the largest stock democratization process ever in Colombia, entry into the national and international stock markets and internationalization of its operations.

The Board of Directors, the corporate body responsible for electing Ecopetrol's president, expressed its unconditional vote of confidence in the company's current administration and its support for Javier Gutierrez Pemberthy as its CEO.

Bogota, January 27, 2014

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for more than 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast and owns the main refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and an increasing participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co